UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

FLYWHEEL ADVANCED TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	27-2473958
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

123 West Nye Lane Suite 455 Carson City, NV 852-6686-0563	89706
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 333-184110 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share.

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

General

The securities to be registered hereby are the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Flywheel Advanced Technology, Inc., a Nevada corporation (the “Registrant”).

The Registrant is authorized to issue 550,000,000 shares of Common Stock, par value $0.0001 per share, and 25,000,000 shares of Preferred Stock, par value $0.0001 per share. As of June 1, 2026, there were 29,591,164 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding.

The following description of the Common Stock is qualified in its entirety by reference to the Registrant’s Articles of Incorporation, as amended (including all Certificates of Amendment and Certificates of Designation filed with the Secretary of State of Nevada), and the Registrant’s Bylaws, as amended. Copies of these documents (and all amendments) are filed as exhibits to the Registrant’s prior filings with the Securities and Exchange Commission, including the Current Report on Form 8-K filed on March 24, 2023, and subsequent reports.

The following description reflects the 1-for-100 reverse stock split of the Common Stock effective July 14, 2022, the conversion and cancellation of all outstanding Preferred Stock in September 2022, subsequent issuances of Common Stock, and the current capital structure of the Registrant.

Common Stock

Pursuant to the Registrant’s bylaws, holders of the Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the Registrant’s board of directors with respect to any series of preferred stock, the holders of Common Stock possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our Common Stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The rights of holders of Common Stock may be modified only by a vote of a majority or more of the shares outstanding, voting as a class (or as otherwise provided under the Articles of Incorporation or Nevada law).

Holders of Common Stock representing one-percent (1%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Registrant’s Certificate of Incorporation.

Holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as the Board of Directors may from time to time determine.

The Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Upon the liquidation, dissolution or winding up of the Registrant, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding Preferred Stock and after payment of other claims of creditors. In the event of any merger or consolidation of the Registrant with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), on a pro rata basis.

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There are no restrictions on the alienability of the Common Stock, other than those that may be imposed by applicable federal and state securities laws or any contractual lock-up or leak-out agreements applicable to certain shares.

The Registrant does not have a classified Board of Directors. There are no provisions in the Articles of Incorporation or Bylaws that discriminate against any existing or prospective holder of Common Stock solely as a result of such holder owning a substantial amount of securities. There is no cumulative voting in the election of directors.

Preferred Stock

The Board of Directors has the authority, without further stockholder action, to issue the authorized but unissued shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof. As of the date of this registration statement, no shares of Preferred Stock are issued or outstanding. All previously designated series of Preferred Stock (including the Series A-1 Convertible Preferred Stock) have been converted into shares of Common Stock or cancelled.

Dividend Policy

The Registrant has never declared or paid any cash dividends on Common Stock. The Registrant currently intends to retain future earnings, if any, to finance the expansion of the Registrant’s business. As a result, the Registrant does not anticipate paying any cash dividends in the foreseeable future.

Market for Securities

The Common Stock is traded on the Bulletin Board and OTC Market under the symbol, “FWFW” only sporadically and with only limited and minimal interest by market makers. Any investor who purchases the Registrant’s Common Stock is not likely to find any liquid trading market for the Common Stock and there can be no assurance that any liquid trading market will ever develop.

Transfer Agent

The Registrant’s transfer agent is VStock Transfer, 18 Lafayette Place, Woodmere, New York 11598, Telephone # 212-828-8436.

Item 2. Exhibits.

Exhibit Number	Description
3.1	Articles of Incorporation, (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 27, 2010).

3.2	Certificate of Amendment, effective April 26, 2013, (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 1, 2013).

3.3	Certificate of Amendment to the Articles of Incorporation filed with the Secretary of State of Nevada (incorporated by reference to Exhibit 3.10 to Quarterly Report on Form 10-Q, for the period ended March 31, 2022, filed with the Securities and Exchange Commission on May 13, 2022).

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FLYWHEEL ADVANCED TECHNOLOGY, INC.

Date: June 15, 2026	By:	/s/ Luk Yuen Leung
Luk Yuen Leung
Chief Executive Officer

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